UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025
Commission file number: 001-42409

Pony AI Inc.
(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District
Guangzhou, People’s Republic of China, 511458
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX
Exhibit No.	Description
99.1	Pony AI Inc. Supplemental and Updated Disclosure

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Pony AI Inc.
Date: October 28, 2025	By: /s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer